SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 4)

Under the Securities Exchange Act of 1934*

BioFuel Energy Corp.

(Name of Company)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

09064Y109

(CUSIP Number of Class of Securities)

Daniel S. Loeb
Third Point LLC
390 Park Avenue
New York, NY 10022
(212) 224-7400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copies to:
Michael A. Schwartz, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY  10019-6099
(212) 728-8000

December 14, 2010

(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's  initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 09064Y109	Page 2 of 14 Pages

1	NAME OF REPORTING PERSON Third Point LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,578,800
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,578,800
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 5,578,800
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.9%
14	TYPE OF REPORTING PERSON* OO

SCHEDULE 13D

CUSIP No. 09064Y109	Page 3 of 14 Pages

1	NAME OF REPORTING PERSON Daniel S. Loeb
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 224,484
	8	SHARED VOTING POWER 5,578,800
	9	SOLE DISPOSITIVE POWER 224,484
	10	SHARED DISPOSITIVE POWER 5,578,800
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 5,803,284
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.8%
14	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D

CUSIP No. 09064Y109	Page 4 of 14 Pages

1	NAME OF REPORTING PERSON Third Point Partners LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,867,782
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,867,782
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,867,782
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.3%
14	TYPE OF REPORTING PERSON* PN

SCHEDULE 13D

CUSIP No. 09064Y109	Page 5 of 14 Pages

1	NAME OF REPORTING PERSON Third Point Partners Qualified LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,808,018
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,808,018
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,808,018
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.1%
14	TYPE OF REPORTING PERSON* PN

This Amendment No. 4 to Schedule 13D (this “Amendment No. 4”) is being filed with respect to the Class A common stock, par value $0.01 per share (the “Common Stock”), of BioFuel Energy Corp., a Delaware corporation (the "Issuer"), to amend the Schedule 13D filed on June 25, 2007 (as amended by Amendment No. 1 thereto filed on December 31, 2008, Amendment No. 2 thereto filed on April 3, 2009, Amendment No. 3 thereto filed on September 28, 2010 and this Amendment No. 4, the “Schedule 13D”).  This Amendment No. 4 is being filed on behalf of Third Point LLC, a Delaware limited liability company (the “Management Company"), Daniel S. Loeb, an individual (“Mr. Loeb"), Third Point Partners LP, a Delaware limited partnership (“Third Point Partners”), and Third Point Partners Qualified LP, a Delaware limited partnership (“Third Point Partners Qualified”, and together with the Management Company, Mr. Loeb and Third Point Partners, the “Reporting Persons”).

The Management Company is the investment manager or adviser to a variety of hedge funds and managed accounts (such funds and accounts, collectively, including but not limited to Third Point Partners and Third Point Partners Qualified, the "Funds").  The Management Company and Mr. Loeb may be deemed to have beneficial ownership over shares of Common Stock directly beneficially owned by the Funds, by virtue of the authority granted to them by the Funds to vote and to dispose of the securities held by the Funds, including the Common Stock.

The Reporting Persons are filing this Amendment No. 4 in connection with an agreement between Third Point Loan LLC, an affiliate of the Reporting Persons (“Third Point Loan”), Third Point Advisors, LLC, another affiliate of the Reporting Persons (“Third Point Advisors,” and together with Third Point Loan, the “Affiliates”), and the Issuer that may result in the acquisition by the Reporting Persons of additional securities of the Issuer.

Item 4.                                Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended to add the following:

On December 14, 2010, the Affiliates entered into an Amended and Restated Rights Offering Letter Agreement (the “A&R ROLA”) with the Issuer, BioFuel Energy LLC, a subsidiary of the Issuer (the “LLC”), and certain other stockholders of the Issuer, each of which is affiliated with Greenlight Capital, L.L.C. (collectively, “Greenlight”), which amends and restates the Rights Offering Letter described in Amendment No. 3 and filed by the Issuer as Exhibit 10.2 on its Form 8-K, which was filed with the Commission on September 27, 2010. As described below, the A&R ROLA amends, among other things, certain obligations of the parties thereto with respect to a registered offering of rights (the “Rights Offering”) to purchase depositary shares (“Depositary Shares”), each representing a fractional interest in a share of Series A Non-Voting Convertible Preferred Stock of the Issuer (“Series A Non-Voting Convertible Preferred Stock”). The Issuer has filed a Registration Statement on Form S-1 for the Rights Offering (the “Registration Statement”) with the Commission.

Under the A&R ROLA, the Issuer would distribute non-transferable subscription rights to purchase Depository Shares pro rata to each of the Issuer’s record holders of Common Stock. Each Depositary Share would represent a fractional interest in a share of Series A Non-Voting Convertible Preferred Stock (subject to adjustment as described in the A&R ROLA and the Registration Statement) and would entitle the holder to a proportional fractional interest in the rights and preferences of such share of Series A Non-Voting Convertible Preferred Stock, including conversion, dividend, liquidation and voting rights. Pursuant to the A&R ROLA, each share of Series A Non-Voting Convertible Preferred Stock would, following the approval by the holders of Common Stock and Class B Common Stock, par value $0.01 per share (“Class B Common Stock”), of the authorization and issuance of additional shares of Common Stock, automatically convert into that number of shares of Common Stock equal to the quotient obtained by dividing the total number of Depository Shares actually purchased in the Rights Offering and pursuant to the Backstop Commitment (as defined in the A&R ROLA) by 2,000,000. Upon conversion of the Series A Non-Voting Convertible Preferred Stock, each Depositary Share would entitle the holder thereof to receive one share of Common Stock and, upon the distribution of one share of Common Stock to the holder of each such Depositary Share, each such Depositary Share would be automatically cancelled and have no further value.

Concurrent with the Rights Offering, the A&R ROLA provides that the LLC would conduct a private placement of a new class of preferred membership interests in the LLC. Under the A&R ROLA, the LLC’s concurrent private placement is structured so as to provide the holders of  membership interests (the “Common Membership Interests”) in the LLC (other than the Issuer) with a private placement that is economically equivalent to the Rights Offering, as described in more detail in the A&R ROLA.

In addition, Third Point Loan and Greenlight (collectively, the “Backstop Parties”) have agreed, pursuant to the A&R ROLA and subject to certain conditions and possible reductions, to purchase Depositary Shares in an amount equal to their full pro rata subscription in the Rights Offering, to participate for their full pro rata privileges to purchase preferred membership interests in the LLC’s concurrent private placement and to purchase immediately prior to expiration of the Rights Offering all of the available Depositary Shares not otherwise sold in the Rights Offering and to purchase all of the available preferred membership interests in the LLC not otherwise sold in the LLC’s concurrent private placement. Notwithstanding the foregoing, the A&R ROLA provides that the number of Depository Shares and preferred membership interests that the Backstop Parties would otherwise be required to purchase pursuant to the preceding sentence may be reduced in certain circumstances. In the event the number of Depository Shares that the Backstop Parties would otherwise be required to purchase is reduced, the Backstop Parties could instead purchase Class B Preferred Membership Interests in the LLC, the terms of which are set forth in the A&R ROLA.

The A&R ROLA provides that the proceeds of the Rights Offering, the LLC’s concurrent private placement and the Backstop Commitment be used (i) first, to repay all amounts owed under the Loan Agreement, dated September 24, 2010, among the Issuer, Third Point Loan and Greenlight (the “Loan Agreement”); (ii) second, to repay all amounts owed under the Mezzanine Loan Agreement (as defined in the Loan Agreement); (iii) third, to make the Cargill Payment (as defined in the A&R ROLA); and (iv) fourth, to pay certain fees and expenses incurred in connection with the Rights Offering and the LLC’s concurrent private placement.

In connection with the Rights Offering and the Concurrent Private Placement, the Issuer, Greenlight, Third Point Partners, Third Point Partners Qualified and Third Point Loan entered into an Amended and Restated Registration Rights Agreement on December 15, 2010 that provides registration rights, under certain circumstances and subject to certain restrictions set forth therein, with respect to, among other things, certain shares of Common Stock and Common Membership Interests acquired in connection with the Rights Offering and the LLC’s concurrent private placement and certain warrants that may be issued if the Bridge Loan (as defined in Amendment No. 3) is not paid in full on or prior to March 24, 2011. Such registration rights would be in addition to the registration rights currently held by certain of the Reporting Persons and Third Point Loan for shares of Common Stock currently held by them and for shares of Common Stock issuable upon exchange of Common Membership Interests currently held by the Backstop Parties.

Third Point Loan and the Issuer also entered into an Amended and Restated Voting Agreement on December 14, 2010 (the “A&R Voting Agreement”) in connection with the A&R ROLA. The A&R Voting Agreement requires, among other things, that Third Point Loan cast its votes in favor of certain proposals intended to facilitate the consummation of the transactions contemplated by the A&R ROLA for which the Issuer will seek stockholder approval at a meeting of the Issuer’s stockholders, as set forth in the Issuer’s Preliminary Proxy Statement filed with the Commission on November 15, 2010, including, but not limited to, a proposal to amend the Issuer’s Amended and Restated Certificate of Incorporation to increase the number of authorized but unissued shares of Common Stock from 100,000,000 to 140,000,000 and Class B Common Stock from 50,000,000 to 75,000,000.

In addition, consistent with the Reporting Persons’ investment purposes, each Reporting Person, at any time and from time to time, may acquire additional securities of the Issuer or dispose of any or all of its securities of the Issuer depending upon an ongoing evaluation of the investment in such securities, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Persons and/or other investment considerations. No Reporting Person has made a determination regarding a maximum or minimum number of securities of the Issuer that it may hold at any point in time.

Also, consistent with their investment purpose, the Reporting Persons have engaged in, and intend to continue to engage in, communications with one or more of the Issuer’s stockholders, officers and/or members of the board of directors relating to topics including, but not limited to, the operations of the Issuer.

Certain affiliates of Greenlight participated in the Bridge Loan and have agreed to participate in the Rights Offering and the LLC’s concurrent private placement pursuant to the A&R ROLA.  According to Amendment No. 4 to Schedule 13D filed on behalf of Greenlight with the Commission on December 17, 2010, Greenlight beneficially owned 11,853,500 shares of Common Stock, representing approximately 46.5% of the issued and outstanding Common Stock of the Issuer.  By virtue of Third Point Loan and Greenlight’s participation in the Bridge Loan and the Rights Offering, such parties may be deemed to have formed a “group” within the meaning of Section 13(d) under the Act.  If the Reporting Persons and Greenlight are deemed to have formed a group, the group may be deemed to beneficially own, collectively, approximately 17,656,784 shares of Common Stock, representing approximately 69.3% of the issued and outstanding shares of Common Stock of the Issuer based on the number of outstanding shares of Common Stock reported by the Issuer in its Definitive Proxy Statement on Schedule 14A filed with the Commission on December 17, 2010.  Although, as indicated above, the Reporting Persons may be deemed members of a group within the meaning of Section 13(d) of the Act with Greenlight, the Reporting Persons expressly disclaim membership in a group with Greenlight or any other person.

Item 5.                      Interest in Securities of the Company.

Item 5 of the Schedule 13D is hereby amended to add the following:

The information contained in Item 4 of this Amendment No. 4 is incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

Item 6 of the Schedule 13D is hereby amended to add the following:

The information contained in Item 4 of this Amendment No. 3 is incorporated herein by reference.

Item 7.                     Material to be Filed as Exhibits

10.1
Amended and Restated Rights Offering Letter Agreement dated December 14, 2010, by and among BioFuel Energy Corp., BioFuel Energy, LLC, Greenlight Capital, LP, Greenlight Capital Qualified, LP, Greenlight Capital (Gold), LP, Greenlight Capital Offshore Partners, Greenlight Capital Offshore Master (Gold), Ltd., Greenlight Reinsurance, Ltd., Third Point Loan LLC and Third Point Advisors, LLC (incorporated by reference to Exhibit 10.30 to the Company’s Amendment #4 to Registration Statement on Form S-1 (file no. 333-169982) filed December 16, 2010)

10.2
Amended and Restated Voting Agreement dated December 14, 2010, between BioFuel Energy Corp. and Third Point Loan LLC (incorporated by reference to Exhibit 10.34 to the Company’s Amendment #4 to Registration Statement on Form S-1 (file no. 333-169982) filed December 16, 2010)

10.3
Amended and Restated Registration Rights Agreement dated December 15, 2010, between BioFuel Energy Corp. and the parties listed on the signature page thereto (incorporated by reference to Exhibit 10.7 to the Company’s Amendment #4 to Registration Statement on Form S-1 (file no. 333-169982) filed December 16, 2010)

99.9
Power of Attorney granted by Daniel S. Loeb in favor of James P. Gallagher, William Song, Joshua L. Targoff and Bruce Wilson, dated January 5, 2009, was previously filed with the SEC on January 7, 2009 as an exhibit to Amendment No. 3 to Schedule 13G filed by Third Point LLC, Daniel S. Loeb, Third Point Offshore Fund, Ltd., Third Point Offshore Master Fund, L.P. and Third Point Advisors II L.L.C. with respect to Depomed, Inc. and that is incorporated herein by reference.

99.10	Amended and Restated Joint Filing Agreement, dated as of December 20, 2010, by and among the Reporting Persons.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December 20, 2010

THIRD POINT LLC

By:          Daniel S. Loeb,
Chief Executive Officer

By:        /s/ William Song
 Name:               William Song
 Title:                 Attorney-in-Fact

THIRD POINT PARTNERS LP

By:           Third Point Advisors LLC,
its general partner

By:          Daniel S. Loeb,
Managing Member

By:        /s/ William Song
 Name:               William Song
 Title:                 Attorney-in-Fact

THIRD POINT PARTNERS QUALIFIED LP

By:	Third Point Advisors LLC,
its general partner

By:          Daniel S. Loeb,
Managing Member

By:        /s/ William Song
 Name:               William Song
 Title:                 Attorney-in-Fact

DANIEL S. LOEB

By:        /s/ William Song
 Name:              William Song
Title:                 Attorney-in-Fact

[SIGNATURE PAGE TO AMENDMENT NO. 4 TO SCHEDULE 13D WITH RESPECT TO BIOFUEL ENERGY CORP.]